# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: STURM RUGER & CO INC, CIK 0000095029
CUSIP: 864159108
Title of class of securities: Common Stock, $1.00 par value per share
Address of issuer's principal executive offices: 1 LACEY PLACE, SOUTHPORT, Connecticut (CT), 06490
Date of event which requires filing of this statement: 03/25/2026
Amends the filing with accession number 0001213900-26-020593
Filed by CIK 0002086731
Persons authorized to receive notices and communications: Robert Eckert, Beretta Holding S.A., 9 rue Sainte Zithe, Luxembourg, Luxembourg (N4), L-2763, 352 691 325 028

## Reporting persons
- Beretta Holding S.A. (CIK 0002086731): type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Luxembourg (N4); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 1,587,000; shared voting power 0; sole dispositive power 1,587,000; shared dispositive power 0; aggregate amount beneficially owned 1,587,000 (9.95% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $1.00 par value per share
Name of issuer: STURM RUGER & CO INC
Address of issuer's principal executive offices: 1 LACEY PLACE, SOUTHPORT, Connecticut (CT), 06490
Comment: This Amendment No. 4 to the Schedule 13D ("Amendment No. 4") is being filed on behalf of the undersigned, Beretta Holding S.A. (the "Reporting Person"), to amend the Schedule 13D filed by the Reporting Person with the SEC on September 22, 2025, the first amendment to the Schedule 13D filed by the Reporting Person with the SEC on October 2, 2025, the second amendment to the Schedule 13D filed by the Reporting Person with the SEC on December 1, 2025, and the third amendment to the Schedule 13D filed by the Reporting Person with the SEC on February 26, 2026 (collectively, as amended, the "Schedule 13D"). Except as specifically amended and supplemented by this Amendment No. 4, the information previously reported in the Schedule 13D remains unchanged. All capitalized terms contained herein but not otherwise defined shall have the meaning ascribed to such terms in the Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended to add the following:

On March 25, 2026, the Reporting Person delivered a letter (the "Letter") to the Issuer's board of directors (the "Board"), disclosing that, subject to the Issuer granting the Reporting Person an exemption under the shareholder rights plan (commonly referred to as a "poison pill") adopted by the Board on October 14, 2025, the Reporting Person is prepared to commence a tender offer for up to 20.05% of the Issuer's outstanding shares of common stock not already owned by the Reporting Person, at a purchase price of $44.80 per share. This represents a significant premium of approximately 20% to the volume-weighted average price of the Issuer's shares over the 60 trading days ending on March 24, 2026.

The foregoing description of the Letter does not purport to be complete and is qualified in its entirety by reference to the full text of the Letter, which is attached hereto as Exhibit 99.1 and incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 is hereby amended to add the following exhibit:

Exhibit 99.1 - Letter to the Board of Directors, dated March 25, 2026

## Signatures
- Beretta Holding S.A.: /s/ Robert Eckert, Robert Eckert, General Manager of Beretta Holding S.A. (03/25/2026)